# Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Atlas
16821 Edgar Street
Pacific Palisades, CA 90272
www.atlasinc.solar

Up to $1,069,998.80 in Common Stock at $2.60
Minimum Target Amount: $9,999.60

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Company:

**Company:** Atlas
**Address:** 16821 Edgar Street, Pacific Palisades, CA 90272
**State of Incorporation:** CA
**Date Incorporated:** June 10, 2021

## Terms:

**Equity**

**Offering Minimum:** $9,999.60 | 3,846 shares of Common Stock
**Offering Maximum:** $1,069,998.80 | 411,538 shares of Common Stock
**Type of Security Offered:** Common Stock
**Purchase Price of Security Offered:** $2.60
**Minimum Investment Amount (per investor):** $260.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

***Time-Based:***

**Friends & Family: First 7 days**

15% Bonus Shares

**Super Early Bird: Next 7 days**

10% Bonus Shares

**Early Bird: Next 3 days**

5% Bonus Shares

*Amount-Based*

**Tier 1: $5000+**

5% bonus shares

**Tier 2: $10,000+**

10% bonus shares

**Tier 3: $20,000+**

15% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Atlas will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## The Company and its Business

*Company Overview*

Atlas or the "Company" is a corporation organized under the laws of the state of California that develops autonomous solar fields. The Company's business model consists of acquiring suitible sites, obtaining government approvals and selling solar electricity to customers focused on public and private entities. The Company has autonomous solar field projects in California, Nevada, Utah and Australia with more projects planned. Atlas Autonomous Solar Fields are comprised of three main foundational principles: Real-time information, A.I. machine learning and Security. These integrated technologies enable Atlas to develop its autonomous solar fields at 25% less cost than a traditional project. Atlas will scale its autonomous solar field operations to capture $1 billion or more of the expected $261 billion global solar market by 2030.

Atlas trademarks are owned by the company.

Atlas is currently in the pre-revenue stage of development.

*Competitors and Industry*

The Company has several major competitors in the solar energy market. Independent research conducted via the S&P Capital IQ database resulted in a peer group concerning Atlas, its competitors, and the industry in which the Company competes; Landmark Infrastructure Partners LP, Brookfield Renewable Partners L.P., and First Solar, Inc.*(See 409a page 1 and 12) are among those peers. Landmark Infrastructure Partners L.P., is the industry leader and the Company's primary competition in the utility solar industry. Brookfield Renewable Energy Partners L.P. also owns significant market share, though, in the retrofitting sector. First Solar, Inc. are direct competitors of similar size and development. Competitors are currently valued between $64 million and $2 billion.*(See 409 Exhibit 2.2) Despite the present competitive landscape, the Company stands out in the solar energy industry because the use of autonomous technologies in combination with Atlas' in-house streamlined development processes saves 25% of the total cost of a typical 65MW project or $25m. The results demostrate that there is an opportunity for Atlas to compete and compete well in the new and growing industry of clean tech.

The global solar industry is currently estimated at $61 billion and is projected to have substaintial growth by 2027 and reach $261 billion.*

https://www.alliedmarketresearch.com/solar-farm-market-A10242

*Current Stage and Roadmap*

The Company's efforts for the next few years will be focused on expanding market share, launching new projects, growing our revenue stream, research and development for our future technologies and bringing value to shareholders. We have several new projects planned over the next 24 months in several states and at international sites.

Atlas is a global developer of autonomous solar fields with projects in California, Nevada, Utah and Australia. The company has secured 6 sites for autonomous solar field development in several Western states and in Western Australia. Additionally, the company has obtained permits for installation of the autonomous solar fields on 3 of the sites; and continues to work with local, state and federal governments to secure permits for the remaining 3 sites. Atlas has also applied for interconnection and off-take agreements with the jurisdiction's local utility companies. We are exploring alternative off-take agreements with private market makers as well. Anticipated new Federal regulations will eliminate some of the arduous regulatory requirements and streamline the processes for permitting, offtake and transmission, especially on Bureau of Land Management property. Lastly, the company has contracted with the appropriate partners for our autonomous solar field system. The company has ensured that the components are commercially available, reliable with long-term warranties and intergatably together. Lastly, the autonomous solar fields will have long-term battery storage solutions to ensure that the efficiency created by autonomous solar field operations does not go wasted. The CF raise is another exciting milestone for our company and we are excited that our autonomous solar fields will set an industry standard for efficiency and cost effectiveness as we pursue $1 billion in the global solar market share by 2030.

## The Team

### Officers and Directors

**Name:** Clinton Brown

Clinton Brown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  **Dates of Service:** June 21, 2021 - Present
  **Responsibilities:** CEO and Developer of Autonomous Solar Fields for Atlas, Inc. Currently does not receive a salary.

Other business experience in the past three years:

- **Employer:** Atlas Development Group, LLC (Originally Brown Realty Group)
  **Title:** CEO
  **Dates of Service:** October 15, 2017 - June 21, 2021
  **Responsibilities:** Real Estate Broker and Developer.

Other business experience in the past three years:

- **Employer:** Exclusive Realty, Inc.
  **Title:** Realtor
  **Dates of Service:** October 15, 2017 - April 01, 2021
  **Responsibilities:** Managing real estate listings

## Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

*Uncertain Risk*
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

*Our business projections are only projections*
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

*Any valuation at this stage is difficult to assess*
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

*The transferability of the Securities you are buying is limited*
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

*Your investment could be illiquid for a long time*
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these

securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the energy technology industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

*If the Company cannot raise sufficient funds it will not succeed*
The Company, is offering Common Stock in the amount of up to $1.07 million in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

*We may not have enough capital as needed and may be required to raise more capital.*
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

*Terms of subsequent financings may adversely impact your investment*
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

*Management Discretion as to Use of Proceeds*
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current

business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

*Projections: Forward Looking Information*

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

*Minority Holder; Securities with Voting Rights*

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

***You are trusting that management will make the best decision for the company***

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

*Insufficient Funds*

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

***This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.***

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

*Our new product could fail to achieve the sales projections we expected*
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

*We face significant market competition*
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

*We are an early stage company and have not yet generated any profits*
Atlas was formed on June 10, 2021. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Atlas has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

*We are an early stage company and have limited revenue and operating history*
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that autonomous solar fields is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

*The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business*
To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal,

human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

*We rely on third parties to provide services essential to the success of our business*
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

*The Company is vulnerable to hackers and cyber-attacks*
As a critical infrastructure business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Atlas or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Atlas could harm our reputation and materially negatively impact our financial condition and business.

## Ownership and Capital Structure; Rights of the Securities

### Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

| Stockholder Name | Number of Securities Owned | Type of Security Owned | Percentage |
|---|---|---|---|
| Clinton Brown | 6,000,000 | Common Stock | 74.91 |

## The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 411,538 of Common Stock.

*Common Stock*

The amount of security authorized is 10,000,000 with a total of 8,009,140 outstanding.

*Voting Rights*

1 vote per 1 share

*Material Rights*

*The amount of shares outstanding does not include 1,000,000 shares resereved for issuance under the company's equity incentive plan.*

### Voting Rights of Securities Sold in this Offering

Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

## What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

## Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

## Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

## Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  **Type of security sold:** Equity
  **Final amount sold:** $0.00
  **Number of Securities Sold:** 8,009,140
  **Use of proceeds:** Mostly Founder's Shares, used for operations.
  **Date:** December 10, 2021
  **Offering exemption relied upon:** Section 4(a)(2)

# Financial Condition and Results of Operations

## Financial Condition

*You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.*

## Results of Operations

**How long can the business operate without revenue:**

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

**Foreseeable major expenses based on projections:**

The solar power industry is poised for additional growth over the five years to 2025. During the five-year period, favorable government legislation is expected to continue making solar power cost competitive with other energy sources. Moreover, the price of silicon, the industry's main input, is expected to continue to decline, lowering panel costs and driving growth. General economic conditions are anticipated to strengthen as consumer income and business investment increase in the sector in the aftermath of the COVID-19 crisis. Overall, growth in solar power capacity will be only temporarily affected by the economic downturn and is expected to resume its strong growth at the early stages of the outlook period. Additionally, the large expansion of government spending is set to support the industry as the push toward renewables accelerates. Electric power consumption is expected to increase slightly but is expected to continue its shift toward renewable sources and away from fossil fuels.

In addition to falling prices, vertical integration in the solar panel manufacturing industry will reduce prices for solarrelated equipment. The movement of solar panel factories to countries with lower production and labor costs will also keep prices for solar equipment low. As the solar panel manufacturing industry matures, PV panels will achieve greater efficiency in converting solar energy to electricity.

**Future operational challenges:**

Supply chain issues, although improving, are still a significant challenge. The company has mitigated this issue by primarily sourcing our materials from domestic companies.

Different locations might require different types of technology depending on the amount of sunlight available. Certain types of solar technology are suitable for low sunlight density as well as high sunlight density.

As the climate continues to worsen, existing facilities will need to be continually evaluated to ensure full operational capacity and efficiency.

**Future challenges related to capital resources:**

The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities.

**Future milestones and events:**

The Company anticipates that it will complete Conditional Use Permits for the California, Nevada and Australia sites in early 2022. In addition, the Company will execute transmission and off-taker agreements for the Utah site in early 2022. As a result, these anticipated milestones will allow the Company to generate positive cash-flow in 2022.

## Liquidity and Capital Resources

**What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)**

The company does currently has $42 cash on hand. The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

**How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)**

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities. The CF raise is critical to our continued success. Other financing options for the Company include sale of projects and/or co-developers.

**Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)**

The CF funds are a critical component of the Company's growth strategy and market exposure. However, the Company reserves the option to sell projects and/or co-develop projects at its discretion. If we raise the maximum, those funds will account for 75% of all available funds.

**How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?**

When the Company raises the minimum, we will continue to raise another CF round to reach the goal of a Reg A+ Offering. The Company will be able to operate successfully through 2022 with the minimum funds raised. Our current burn rate is $2k/month.

**How long will you be able to operate the company if you raise your maximum funding goal?**

If we raise the maximum, we would ramp up our operations thereby increasing our burn rate. The Company will be able to operate for an additional 6 months into the 2nd Quarter of 2023.

**Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)**

The Company has a goal to offer a Reg A+ and Reg D Offering at the appropriate time and within the SEC regulations and requirements. We believe that this strategy will allow our investors an opportunity to grow with our Company, and reach new investors with different types of offerings.

## Indebtedness

The Company does not have any material terms of indebtedness.

## Related Party Transactions

- **Name of Entity:** Clinton Brown
  **Relationship to Company:** Officer
  **Nature / amount of interest in the transaction:** Clinton Brown has leased Atlas the site control of the project locations at no cost from 2021 to 2048.
  **Material Terms:** The lease is valid through 2048 at no cost to Atlas.

## Valuation

**Pre-Money Valuation:** $20,823,764.00

**Valuation Details:**

Atlas engaged with Bay Valuation Advisors, LLC to prepare an independant valuation analysis. The scope of their work included the development of an estimate of the Fair Market Value and the Fair Value of a single share of the common stock of Atlas, on a fully diluted, minority, non-marketable basis as of June 30, 2021.

In order to arrive at their conclusion of Fair Value for the total shareholders' equity of Atlas, they considered the value indications provided by the discounted cash flow analysis and guideline public company analysis and chose to weight them equally. Based on the analyses performed, it was their opinion that the Fair Value of the total shareholders' equity of Atlas on a minority, marketable basis ws reasonably estimated as of the Valuation Date to be $21,000,000.

In order to arrive at their conclusion of Fair Value for the total shareholders' equity of Atlas, they considered the value indications provided by the discounted cash flow analysis and guideline public company analysis and chose to weight them equally.

In order to estimate the Fair Value of the total shareholders' equity of Atlas, Bay Valuation Advisors, LLC calculated multiples of EV to revenues and EBITDA, utilizing trailing 12-month ("TTM") financial data, where available. EV is defined as total market capitalization, plus interest-bearing debt, plus minority interest less cash.

Bay Valuation Advisors chose to employ an EBITDA multiple below the first quartile of the comparable company group, due to the early stage of the Company's solar developments. They applied this multiple to the 2023 EBITDA metric for Atlas to derive our preliminary enterprise value indication.

Based on the analyses performed, it is their opinion that the Fair Value of the total shareholders' equity of Atlas on a minority, marketable basis is reasonably estimated as of the Valuation Date.

*The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; and (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised.*

*In making this calculation we have not assumed that any shares reserved for issuance under a stock plan are issued.*

## Use of Proceeds

If we raise the Target Offering Amount of $9,999.60 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  The Company shall use the proceeds for general working capital purposes which includes site acquisitions, government regulatory fees, due diligence studies, operating expenses and other uses authorized by the company.

If we raise the over allotment amount of $1,069,998.80, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  50.0%
  The Company shall use the proceeds for general working capital purposes which includes site acquisitions, government regulatory fees, due diligence studies, operating expenses and other uses authorized by the company.

- *Operations*
  25.0%
  Proceeds of the investment shall be used for operations to achieve implementation of autonomous solar fields site development and execution of contracts with appropriate vendors.

- *Company Employment*
  21.5%
  Company will employ a full-time renewable energy attorney and renewable energy engineer to reduce outsourced costs and scale operations.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

# Regulatory Information

## Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

## Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

## Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.atlasinc.solar (www.atlasinc.solar/fiscal).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

## Updates

Updates on the status of this Offering may be found at: www.startengine.com/atlas

## Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Atlas

*[See attached]*

Atlas (the "Company") a California Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Short-Year ended November 30, 2021

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

# INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Atlas

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of November 30, 2021 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the months then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

**Management's Responsibility for the Financial Statements**
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

**Accountant's Responsibility**
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

**Accountant's Conclusion**
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
December 27, 2021
Vincenzo Mongio

Statement of Financial Position

| | As of November 30, 2021 |
|---|---|
| ASSETS | |
| Current Assets | |
| Cash and Cash Equivalents | 42 |
| Total Current Assets | 42 |
| TOTAL ASSETS | 42 |
| | |
| EQUITY | |
| Additional Paid in Capital | 100 |
| Accumulated Deficit | (58) |
| Total Equity | 42 |
| TOTAL LIABILITIES AND EQUITY | 42 |

Statement of Operations

| | Short-Year Ended November 30, 2021 |
|---|---|
| Revenue | - |
| Cost of Revenue | - |
| Gross Profit | - |
| Operating Expenses | |
| General and Administrative | 58 |
| Total Operating Expenses | 58 |
| Operating Income (loss) | (58) |
| Provision for Income Tax | - |
| Net Income (loss) | (58) |

Statement of Cash Flows

| | Short-Year Ended November 30, 2021 |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income (Loss) | (58) |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| Total Adjustments to reconcile Net Income to Net Cash provided by operations: | - |
| Net Cash provided by (used in) Operating Activities | (58) |
| FINANCING ACTIVITIES | |
| Additional Paid in Capital | 100 |
| Net Cash provided by (used in) Financing Activities | 100 |
| Cash at the beginning of period | - |
| Net Cash increase (decrease) for period | 42 |
| Cash at end of period | 42 |

Statement of Changes in Shareholder Equity

| | Common Stock | | | | |
|---|---|---|---|---|---|
| | # of Shares Amount | $ Amount | APIC | Accumulated Deficit | Total Shareholder Equity |
| Beginning Balance at 6/10/21 (Inception) | - | - | - | - | - |
| Issuance of Common Stock | 8,009,140 | - | - | - | - |
| Additional Paid in Capital | - | - | 100 | - | 100 |
| Net Income (Loss) | - | - | - | (58) | (58) |
| Ending Balance 11/30/2021 | 8,009,140 | - | 100 | (58) | 42 |

Atlas
Notes to the Unaudited Financial Statements
November 30th, 2021
$USD

## NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

Atlas ("the Company") was formed in California on June 10th, 2021. The Company plans to earn revenue by developing autonomous solar fields and selling the production to utility companies and to the private market.

The Company will conduct a crowdfunding campaign under regulation CF in 2021 and 2022 to raise operating capital.

## NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

### Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

### Fair Value of Financial Instruments

ASC 820 "Fair Value Measurements and Disclosures" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

### Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of t heir fair value. An option' s intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid- in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The Company has not issued any equity awards during the period.

Income Taxes

The Company is subject to corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

In June 2021, the Company entered into a lease agreement with its founder for a property where the Company will conduct its primary business activities. This lease agreement bears no cost and has a maturity date in June 2046. The terms of this agreement is not considered to be arm length.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

No debt.

Debt Principal Maturities 5 Years Subsequent to 2020

| Year | Amount |
|---|---|
| 2021 | - |
| 2022 | - |
| 2023 | - |
| 2024 | - |
| 2025 | - |
| Thereafter | - |

NOTE 6 – EQUITY

The Company has authorized 10,000,000 shares of Common Stock with a par value of $0.00001 per share. 8,009,140 shares were issued and outstanding as of November 30,2021.

The Company has reserved 1,000,000 shares of Common Stock for a future Equity Incentive Plan.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to November 30, 2021 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through December 27, 2021, the date these financial statements were available to be issued. No events require recognition or disclosure.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and will likely realize losses prior to generating positive working capital for an unknown period of time. During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign and revenue producing activities

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

The spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

## EXHIBIT C TO FORM C

## PROFILE SCREENSHOTS

*[See attached]*

This offering is not live or open to the public at this moment.

# Atlas

Autonomous Solar Fields™


Atlas
The future of solar field efficiency is here
Forecasting
Type
kW

Website | Pacific Palisades, CA | TECHNOLOGY

Atlas is a technology startup that creates autonomous solar fields. We aim to revolutionize renewable energy production and efficiency by employing drones and robots that are capable of continuous learning through Artificial Intelligence. Atlas is currently in its pre-revenue stage and does not currently have any fully operational autonomous solar field projects.

**$0.00** raised

| | |
|---|---|
| 0<br>Investors | $20.8M<br>Valuation |
| $2.60<br>Price per Share | $260.00<br>Min. Investment |
| | Equity<br>Offering Type |
| $1.07M<br>Offering Max | Days Left |

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

*This Reg CF offering is made available through StartEngine Capital, LLC.*

Overview | Team | Terms | Updates | Comments | Follow

## Reasons to Invest

- Atlas is developing autonomous solar field projects in California, Nevada, Utah and Australia with more projects planned.
- Atlas Autonomous Solar Fields are comprised of three main foundational principles: Real-time information, A.I. machine learning and Security. These integrated technologies enable Atlas to develop its autonomous solar fields at 25% less cost than a traditional project.
- Atlas believes it will scale its autonomous solar field operations to capture a portion of the expected $261 billion global solar market by 2030. (Source)

**OVERVIEW**

## We are creating the future of solar fields



Imagine a solar field entirely run by autonomous technology that monitors, protects and learns every second of the day. Autonomous Solar Fields are the workhorses that drive all aspects of a utility-scaled operation, including grid management, security, cleaning, and battery storage. With Atlas' proprietary technology, all of these elements combine cohesively to create a self-sustaining autonomous solar field.

THE PROBLEM

## The time to act is now


We have a narrow moment to pursue action.

The world is in crisis and this moment requires urgent action if we are to truly transform our global economy to a carbon-free economic system. There is no time to waste. We know that autonomous solar technology works and we believe that this is the most efficient option that can get us to a zero emissions grid quickly. We have a narrow moment to pursue action. Atlas is prepared to lead the way.

THE SOLUTION

## Our autonomous solar fields create unparalleled efficiency


We harness the power of A.I. and drone technology to create an autonomous, near self-sustaining solar field

**Images shown are 3D renderings.*

Drone-enabled A.I. autonomy allows drones to learn and make decisions based on the data received from flights that monitor operations and security. The drone A.I. software is capable of Continuous Machine Learning and Application of Knowledge™ which allow it to learn and implement the best practices that increase solar production efficiency at the sites, and therefore, revenue.


Our drones survey land and capture real-time data
Cloud-synced
Data collection
Data analysis
Forecasting
Type

Atlas' network of drones are cloud-synced and use real-time monitoring for data collection sharing and analyses, which is used across both national and international facilities. This groundbreaking innovation allows the drones to forecast peak hours of sunlight to determine production levels and storage capacity. This system can even monitor single panels to ensure every aspect of the solar field is as efficient and productive as possible.


Autonomous Solar Fields
Real-time information

**Images shown are 3D renderings.*

Creating autonomous solar fields increases the capacity for production of solar energy while also creating a potential for a greater profit margin for shareholders. The price of the lowest utility solar project was 70 cents per KW. in 2020 (Source).

We expect that Atlas' proprietary technology integrations will cut costs by 25% or more compared to traditional solar projects. This should enable an autonomous solar field to be developed from start to finish for 50-52 cents per KW or about $25 million less than a typical 65MW utility solar project.

OUR TRACTION

## We are breaking ground around the world


ENERGY STORAGE

Atlas has secured six sites for autonomous solar field development in Utah, California, Nevada and Australia. Additionally, the company has obtained permits for installation of the autonomous solar fields on three of the sites and is working with local, state and federal governments to secure permits for the remaining sites.


Industries
Robotics
Transportation
Research Universities
Government

Even more exciting, Atlas has secured a contract with a drone manufacturer to execute our proprietary algorithms and processes to implement our autonomous solar field system. The CF raise is another milestone for our company. We expect our autonomous solar fields to set an industry standard for efficiency and cost effectiveness as we pursue a $1 billion valuation by 2030.

THE MARKET

## Our solar fields aim to change the solar infrastructure

Atlas has an in-house team of professionals that use custom software to automate tasks such as site selection, due diligence, zoning, interconnection and off-take, which are typically outsourced to costly consultants. We also employ a racking system that only requires hand tools for installation and setup which can be installed autonomously. This system allows our solar fields to operate more efficiently and use considerably less land.


Our development process is expected to save 25% of the total cost of a typical 65MW project.

**Images shown are 3D renderings.*

The A.I.-enabled drones will provide 24/7 security for the autonomous solar field. Additionally, the autonomous system will monitor, analyze and report any module, maintenance, or inverter issues. The efficiency created by the use of autonomous technologies in combination with Atlas' in-house streamlined development process is expected to save 25% of the total cost of a typical 65MW project or $25 million. To put it simply, we found a way to maximize productivity for solar fields while reducing costs.


Our in-house teams use automation for:
Site selection
Due diligence
Zoning
Interconnection
Off-take

WHY INVEST

## The future of solar field efficiency is here



We believe we have developed ground-breaking technology and solutions that will revolutionize the solar industry. In addition to the lucrative returns that our company will generate, we also have the responsibility to do good in the world. Atlas will not only lessen the world's carbon emissions, we will also provide complimentary electricity to schools around the world through our Atlas School Energy Program. Take the opportunity today to make a profit and do good in the world by becoming a shareholder in Atlas.

**June 2021**

Atlas Incorporates

Atlas is a global developer of autonomous solar fields. To date, the Company is building autonomous solar fields in California, Nevada, Utah and Australia.

**July 2021**



Acquistion of 800 acre site in Western Australia

Atlas acquired an 800 acre site in Western Australia that will host a 65MW autonomous solar field.

**August 2021**



CUP for the 130MW Millard County, UT is Approved!

The CUP (Conditional Use Permit) for the 130MW Millard County, UT Autonomous Solar Field is approved by the Millard County.

**October 2021**



ROW Application Submitted for NV640 project

ROW Application Submitted for NV640 65MW interconnection on BLM property.

**December 2021**

Launched on StartEngine

Now YOU can own a part of our company!

**ANTICIPATED: January 2022**



Complete interconnection and off-taker agreements

Complete interconnection and off-taker agreements for Millard County, UT.

**ANTICIPATED: March 2022**



CUP approval for Western Australia

CUP approval for Western Australia 65MW autonomous solar field project.

**ANTICIPATED: March 2022**



Installation of Harper Lake Autonomous Solar Field

Installation of Harper Lake Autonomous Solar Field in Hinkley, CA.

## In the Press

SHOW MORE

## Meet Our Team



**Clinton Brown**

CEO

*Clinton Brown is a developer of autonomous solar fields based out of Pacific Palisades, CA. Atlas, Clinton's company, is currently developing autonomous solar fields in California, Nevada, Utah and Australia - with more projects to be announced.*

*Clinton grew up in a small town south of St. Louis, Missouri. After high school, he earned both a Bachelor's degree in Political Science from Manhattanville College and a Master's at Norwich University.*

### Offering Summary

| | | |
|---|---|---|
| **Company** | : | Atlas |
| **Corporate Address** | : | 16821 Edgar Street, Pacific Palisades, CA 90272 |
| **Offering Minimum** | : | $9,999.60 |
| **Offering Maximum** | : | $1,069,998.80 |
| **Minimum Investment Amount (per investor)** | : | $260.00 |

### Terms

| | |
|---|---|
| **Offering Type** | Equity |
| **Security Name** | Common Stock |
| **Minimum Number of Shares Offered** | 3,846 |
| **Maximum Number of Shares Offered** | 411,538 |
| **Price per Share** | $2.60 |
| **Pre-Money Valuation** | $20,823,764.00 |

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

**Voting Rights of Securities Sold in this Offering**

Voting Proxy. Each Investor shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Investor's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Investor, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Investor pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Investor is an individual, will survive the death, incompetency and disability of the Investor and, so long as the Investor is an entity, will survive the merger or reorganization of the Investor or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Investment Incentives and Bonuses***

***Time-Based:***

**Friends & Family: First 7 days**

15% Bonus Shares

**Super Early Bird: Next 7 days**

10% Bonus Shares

**Early Bird: Next 3 days**

5% Bonus Shares

***Amount-Based***

**Tier 1: $5000+**

5% bonus shares

**Tier 2: $10,000+**

10% bonus shares

**Tier 3: $20,000+**

15% bonus shares

**All perks occur when the offering is completed.*

**The 10% StartEngine Owners' Bonus**

Atlas will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2.60 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $260. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

## Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

## Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

## Updates

Follow Atlas to get notified of future updates!

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Our autonomous solar fields create unparalleled efficiency.

Real-Time Data

A.I. Machine Learning

Fortified Security

Atlas is developing autonomous solar field projects in California, Neveda, Utah and Australia with more projects planned.

Integrated technologies allow Atlas to develop its autonomous solar fields at 25% less cost than a traditional project.

Atlas is scaling its autonomous solar operations with the goal of capturing $1 billion in value by 2030.

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.